Exhibit 99.1

OKYO Pharma Limited Regains Compliance with Nasdaq Listing Minimum Market Value Rule

New York and London, August 29, 2023 – OKYO Pharma Limited (Nasdaq: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (DED) to address the significant unmet need in this multi-billion-dollar market, today announced that it received notification from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) notifying OKYO that it has regained compliance with the minimum $35 million market value requirement for continued inclusion on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(2) (the “Market Value Rule”).

OKYO was previously notified by Nasdaq on July 26, 2023 that it was not in compliance with the minimum market value requirement rule (under Rule 5550(b)(2)) because the market value of OKYO’s ordinary shares had closed below the minimum $35 million requirement for 30 consecutive business days. To regain compliance, the Company was required to maintain a market value of OKYO’s ordinary shares at $35 million or more for a minimum of 10 consecutive business days, which was met on August 28, 2023.

About OKYO

OKYO Pharma Limited (Nasdaq: OKYO) is a life sciences company focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	U.S. 917-497-7560

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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